Filed by Greenidge Generation Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Support.com, Inc.

Commission File No.: 000-30901

Date: March 22, 2021

For Immediate Release

March 22, 2021

Greenidge Generation’s Holding Company

Reaches Agreement to Merge with Support.com

Dresden, New York – Greenidge Generation LLC (“Greenidge Generation” or the “Company”) announced today that its holding company, Greenidge Generation Holdings Inc. (“Greenidge Holdings”), has signed a definitive agreement to merge with Support.com, subject to Support.com shareholder approval and customary closing conditions. Support.com is a leading provider of customer and technical support solutions delivered by home-based employees. Upon completion of the proposed merger, Support.com will be a wholly-owned subsidiary of Greenidge Holdings. The transaction is expected to close in Q3 of this year, after which Greenidge Holdings is expected to be listed on the Nasdaq.

Dale Irwin, the CEO of Greenidge Generation, who has led the remarkable transformation of the Company in recent years, will continue to serve as the CEO. Located in Upstate New York, Greenidge Generation operates an environmentally-sound data processing center and power generation facility. The Company supports the power needs of up to 20,000 homes and businesses in the region. Greenidge Holdings is expected to be the only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation.

“This proposed merger by our holding company is an unmistakable validation of what we have accomplished right here in Yates County, and a testament to those across local and state government who believed in our promise to transform this company into something great,” said Irwin. “Our team has turned an old coal plant into a clean power business that fully protects Seneca Lake and is already delivering huge economic benefits to our neighbors. This is a unique opportunity for all of us; as we continue to build a stronger business through this transaction, we will have even more resources to invest, and everyone in this region will continue to benefit.”

Last year alone, Greenidge spent over $6 million on family-owned businesses and other companies across the Finger Lakes region, underpinning our community during the worst of the COVID-19 pandemic. Its local taxes have risen nearly $300,000 last year alone, and the company continues to hire skilled local individuals for high-tech jobs. The facility’s operation is fully compliant with all permits, laws, and local ordinances, as highlighted several times recently by the New York State Department of Environmental Conservation. All required environmental permits and local approvals which govern our operation, and to which the company adheres today, will still govern the operation following the transaction.

Under the proposed transaction, Greenidge Holdings’ majority owner will still be funds managed by Atlas FRM LLC d/b/a Atlas Holdings LLC.

About Greenidge Generation Holdings Inc.

Greenidge Generation Holdings Inc. is a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York. Boasting an environmentally-sound 106MW natural gas plant that has undergone a remarkable transformation in recent years, Greenidge enjoys significant competitive advantages including low fixed costs, an efficient mining fleet, in-house operational expertise and low power costs due to its access to some of the least expensive natural gas in North America. The Company is currently mining bitcoin and contributing to the security and transactability of the bitcoin ecosystem while concurrently meeting the power needs of homes and businesses in its region. Greenidge employs dozens of skilled associates, creating attractive new blockchain jobs and serving as an anchor for the Upstate New York economy.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. These forward-looking statements are typically identified by terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will,” or similar expressions.

These forward-looking statements include references to assumptions and relate to the future prospects, developments, and business strategies of Greenidge Holdings and Support.com. These forward-looking statements are largely based on the current expectations and projections about future events and trends that are expected to affect the financial condition, results of operations, business strategy, and short-term and long-term business operations and objectives of Greenidge Holdings and Support.com. Forward-looking statements contained in this press release include, but are not limited to, statements concerning the following: (i) the anticipated benefits of the merger transaction; (ii) the projected liquidity and cash balances of Greenidge Holdings and Support.com in the future; (iii) the projected cash flow and EBITDA of the business of Greenidge Holdings and Support.com; (iv) the current and future build out and acquisition plans of Greenidge Holdings and Support.com; (v) expected mining capacity in the future; and (vi) other statements about the business plans, business strategies and operations of Greenidge Holdings and Support.com in the future.

Forward-looking statements are subject to a number of risks, uncertainties and assumptions. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger transaction or delay in the closing of the merger transaction, including the failure of Support.com’s stockholders to adopt the merger agreement; (ii) the ability to recognize the anticipated objectives and benefits, including tax benefits, of the proposed merger transaction; (iii) changes in applicable laws, regulations or permits affecting Greenidge Holdings or Support.com operations or the industries in which each operate, including regulation of the energy industry or regarding cryptocurrency; (iv) risks related to failure to obtain adequate financing on a timely basis and on acceptable terms with regard to growth strategies or operations; (v) fluctuations in the market pricing of cryptocurrencies; (vi) loss of public confidence in cryptocurrencies; (vii) the potential of cybercrime, money laundering, malware infections and phishing, and the costs associated with such issues; (viii) the potential of cryptocurrency market manipulation; (ix) the economics of mining cryptocurrency, including as to variables or factors affecting the cost, efficiency and profitability of mining; (x) the availability, delivery schedule and cost of equipment necessary to maintain and grow the business and operations of Greenidge Holdings, including mining equipment, (xi) the possibility that Greenidge Holdings and Support.com may be adversely affected by other economic, business or competitive factors, including factors affecting the industries in which they operate or upon which they rely and are dependent; (xii) an inability to expand successfully to other facilities, mine other cryptocurrencies or otherwise expand the business; (xiii) changes in tax regulations applicable to Greenidge Holdings, Support.com or their respective assets; (xiv) any potential litigation involving either or both of Greenidge Holdings or Support.com; (xv) costs and expenses relating to cryptocurrency transaction fees and fluctuation in cryptocurrency transaction fees; (xvi) Holdings’ single operating facility may realize material, if not total, loss and interference as a result of equipment malfunction or break-down, physical disaster, data security breach, computer malfunction or sabotage; (xvii) other risks and uncertainties related to the business plan, business strategy, acquisition strategy and buildout strategy of Greenidge Holdings and Support.com; and (xviii) the potential economic fallout resulting from the COVID-19 outbreak and (xix) the risks, uncertainties, and other factors detailed from time to time in Support.com’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”). The actual results, performance, or achievements of Greenidge Holdings and Support.com could differ materially from the results expressed in, or implied by, any forward-looking statements.

Neither Greenidge Holdings nor Support.com undertake any obligation to update or revise any forward-looking statements included in this press release, whether as a result of new information, the occurrence of future events, changes in assumptions or otherwise, after the date of this press release.

Participants in the Solicitation

Support.com and its directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Support.com’s stockholders with respect to the merger. A list of the names of those directors and executive officers and a description of their interests in Support.com will be included in the proxy statement/prospectus for the proposed merger (as further described below), and will be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed merger when filed with the SEC.

Greenidge Holdings and its directors, executive officers, other members of management and employees may also be deemed to be participants in the solicitation of proxies from the stockholders of Support.com in connection with the proposed merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed merger will be included in the proxy statement/prospectus for the proposed merger when filed with the SEC.

No Offer or Solicitation

This press release is not and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed merger. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. This press release is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Additional Information, Disclaimer and Where to Find More Information

In connection with the merger, Greenidge Holdings intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of Support.com and a prospectus in connection with the merger. The definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of Support.com as of a record date to be established for voting on the merger. Stockholders of Support.com and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus in connection with Support.com’s solicitation of proxies for the special meeting to be held to approve the merger, and other documents filed with the SEC by Greenidge Holdings and Support.com, because these documents will contain important information about Support.com, Greenidge Holdings, and the merger. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Support.Com, Inc., 1521 Concord Pike (US 202), Suite 301, Wilmington, DE 19803. These documents, once available, and Support.com’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Contact:

Greenidge Holdings

Investor Relations:

investorrelations@greenidge.com

415-867-5967

Media:

media@greenidge.com

917-991-6308

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